December 27, 2017

Shannon Sobotka
Staff Accountant
Office of Real Estate and Commodities

Via EDGAR Filing

Re: MVP REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 24, 2017
Form 10-Q for the period ended June 30, 2017
Filed August 15, 2017
Form 10-Q for the period ended September 30, 2017
Filed November 15, 2017
File No. 000-55761

Dear Ms. Sobotka:

On behalf of MVP REIT, Inc. (the "Company"), we are responding to comments received from the Securities and Exchange Commission letter dated December 15, 2017.  The numbering of the Company's responses corresponds to the numbering in the Staff's letter.

Form 10-K for the period ended December 31, 2016

Note I – Acquisitions, Page 87

Staff Comment

1.
We note your response to comment 1 relating to your tenant-in-common interest in the Mabley Place Garage, LLC. Please provide us a full evaluation under the ASC 810 variable interest model. In addition, provide us your analysis of ASC 970-810- 20, ASC 970-810-45-1 and ASC 970-323-25-12.

Company Response

The Company holds an 83.33% undivided interest in the Mabley Place Garage (the "Property") pursuant to a tenancy-in-common agreement ("TIC"). The TIC is not a legal entity and the Company's undivided interest represents an interest in the Property itself, not in an entity that owns the Property. The Company's management considered whether the TIC was subject to evaluation as a variable interest entity pursuant to ASC 810. Pursuant to ASC 810-10-20, a variable interest entity is a legal entity subject to consolidation according to the provisions of the Variable Entities Subsections of Subtopic 810-10. Therefore, to have an interest in a variable interest entity, the Company believes that one must have an interest in a legal entity.

Management reviewed the definition of an undivided interest in ASC 970-810-20, which states that an undivided interest is an ownership agreement in which two or more parties jointly own property and title is held individually to the extent of each party's interest. The Company and two other investors (one of which the Company purchased its interest in 2016) purchased the property commonly known as the Mabley Place as a TIC in 2014. The Agreement Among Co-Owners states "The Co-Owners are owners of an undivided interest, as tenants-in-common with each other, of the "Property" identified below." Management concluded that the acquisition of the TIC interest in the Mabley Place meets the definition of an undivided interest in ASC 970-810-20.

Pursuant to ASC 970-810-45-1, an investment in an undivided interest in real property may be presented by recording the undivided interest in the assets, liabilities, revenue, and expenses of the venture if all of the following conditions are met:

a)	the real property is owned by the undivided interests;
b)	the approval of two or more of the owners is not required for decisions regarding the financing, development, sale, or operations of real estate owned;
c)	each investor is entitled to its pro rata share of income;
d)	each investor is entitled to pay only its pro rata share of expenses; and
e)	each investor is severally liable only for indebtedness it incurs in connection with its interest in the property.

Management evaluated these criteria and concluded that criteria (e) was not met because Section 10.23 of the loan agreement between the TIC owners and the property lender states that each TIC owner has joint and several liability for the loan. Accordingly, management concluded that the Company's investment in Mabley Place should not be presented by recording the undivided interest in the assets, liabilities, revenue, and expenses of the venture pursuant to ASC 970-810-45-1.
Management further reviewed the guidance in ASC 970-323-25-12, which states that if real property owned by undivided interests is subject to joint control by the owners, the investors-ventures shall not present their investments by accounting for their pro rata share of the assets, liabilities, revenues, and expenses of the ventures. ASC 970-323-25-12 further elaborates and provides that most real estate ventures with ownership in the form of undivided interests are subject to some level of joint control. However, pursuant to the Agreement Among Co-Owners, the Company is the Managing Co-Owner of the property.  As the Managing Co-Owner and majority interest owner, the Company has full authority (without the need to obtain approvals from the other co-owners) over all aspects of the property, including the financing, development, operations and sale of the property. Accordingly, management concluded that the Company's investment in Mabley Place should not be presented using the equity method of accounting.

Based on the guidance of ASC 810, ASC 970-810-45-1 and ASC 970-323-25-12, management concluded that the Company's 83.34% interest in the TIC should not be presented as an undivided interest or by use of the equity method of accounting.  The Company acknowledges that the Mabley Place is not a legal entity pursuant to ASC 810 and the Company's undivided interest represents an interest in the property itself, not in an entity that owns the property. Nevertheless, the Company concluded the most appropriate presentation was to consolidate the property in accordance with ASC 810 as the controlling party.

We hope the foregoing adequately address your comments.

Very truly yours,

/s/ Ed Bentzen
Ed Bentzen
Chief Financial Officer
MVP REIT II, Inc.